SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15d – 16

under the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: April 22, 2014

Technical Report 43-101

Technical Report and Recommendations
Reconnaissance and Trenching Program
Ashuanipi Project

VIRGINIA MINES INC.
January 2014

Prepared by:

Pascal Simard, B.Sc., Eng.
Project Geologist
Virginia Mines Inc.

And

Simon Hébert, Geo Stag.
Geologist
Virginia Mines Inc.

And

Paul Archer, M.Sc. Ing.
Vice-Président, Exploration
Mines Virginia Inc.

TABLE OF CONTENT

Table List

Figure List

Appendix List

ITEM 1: SUMMARY

The Ashuanipi property is located south of the Caniapiscau reservoir about 180 km north-west of Fermont in the Archean Superior province. The Ashuanipi metamorphic and plutonic complex is a sub-province of the Superior. The rocks observed are interpreted as the western extension of the Opinaca and the La Grande metasedimentary belts (Leclair and al., 1998).

The prospected area mainly covered the Caniapiscau lithotectonic domain as defined by Leclair and al. (1998) (Fig. 3). The amphibolite metamorphic facies of the Caniapiscau domain is lower than the granulite facies regionally observed in the Ashuanipi complex. Preserved bimodal metavolcanic sequences, alumino-silicate rich paragneiss, iron formation, plutonic rocks and post tectonic intrusions are described (Leclair and al., 1998). The presence of a greenstone belt favourable for mineralization with primary textures in a lower metamorphic grade distinguishes the Caniapiscau domain from the other domains of the Ashuanipi sub-province.

Since 2007, Virginia Mines Inc. has periodically worked in the area of the Caniapiscau reservoir. This grassroots prospecting led to the discovery of numerous mineralized boulders and outcrops. The Eagle and the Falcons showings underline the good potential for gold and base metal mineralization associated with the large Caniapiscau volcano-sedimentary complex and more specifically with the Raynouard belt. Ground was staked by Virginia Mines Inc. in late 2007.

In December 2011, Virginia signed a partnership with Anglo-American whereby Anglo-American has the option to acquire 50% of the interest in the Ashuanipi property by spending CA$ 5 million in exploration work over a five year period.

During the 2013 summer program, 8 diamond drillholes were completed for a total of 1248 meters and 14 trenches were excavated over the Peacock area. The drilling campaign tested the extension of the mineralized horizon at shallow depth on the North Falcon, South Falcon and Eagle area. Trenching and prospecting focused on the Peacock area where an IP survey was done during the winter. This area was also characterized by several gold, copper, zinc and silver showings.

The best drilling intersections obtained are **1.8 g/t Ag and 0.24 % Cu over 13.9 m, 0.42 g/t Au, 6.1 g/t Ag and 0.71 % Cu over 4 m** over the Falcon area. The best values returned from the Eagle area include **0.76 g/t Au and 0.3 g/t Ag over 5.5 m and 0.29 g/t Au, 0.2 g/t Ag over 4.9 m**.

The best values of the trenching program were returned from trench AH2013TR-003 with **1.99 g/t Au, 10.9 g/t Ag and 1 % Cu over 2 m** including **3.12 g/t Au, 15.9 g/t Ag and 1.49 % Cu.** Other significant values were returned from semi-massive mineralization and associated alteration zones in trench AH2013TR-007, **3.1 g/t Ag and 0.16 % Zn over 16 m** and trench AH2013TR-008, **0.87 g/t Ag and 0.10 % Zn over 11 m**.

Drilling over the Falcon and Eagle area confirmed the presence of the mineralized zone at depth. The mineralization and grades intersected over the Falcon area are consistent with porphyry type mineralization (grades around 0.2 % Cu). However, drilling demonstrated that the extensions of the mineralized horizon at depth are limited to a narrow zone (less than 15 meters) and at surface are only sporatically evident. The gold values obtained in hole AH-13-006 that was drilled over the Eagle area demonstrate the auriferous potential of the sector and the continuity of the mineralized zone.

Trenching and prospecting completed during the 2013 campaign has allowed the definition of a new mineralization area now known as the Peacock area. This new sector of interest has favorable VMS characteristic with anomalous zinc and lead values. The area is also characterized by gold mineralization associated to a calc-silicate alteration.

The authors recommend that exploration continue with conventional prospecting of the untested IP anomalies located on the Peacock area. Several IP axes in the northern part of the grid are believed to be associated with the gold mineralization. This is also the case in the southern part of the grid where geophysical anomalies have similar characteristics to the IP associated to the massive mineralization. In addition, a regional till survey would be useful for developing new exploration targets.

The continuation of the 2013 IP survey to the north is also proposed to cover the high mag anomaly at the northern end of the property. This high mag is associated with the auriferous volcanic unit in the north and the mag survey suggests that it is continuous.

ITEM 2: INTRODUCTION

Since 2007, Virginia Mines Inc. has periodically worked in the area of the Caniapiscau Reservoir. This grassroots prospecting led to the discovery of numerous mineralized boulders and outcrops. The Eagle and the Falcon showings outline the good potential for gold and base metal mineralization associated with the large Caniapiscau volcano-sedimentary complex and more specifically with the Raynouard belt. Ground was staked by Virginia Mines Inc. in late 2007 and was followed by mapping, prospecting, mechanical trenching, line cutting, VTEM, magnetic and IP geophysical survey in 2008, 2010, 2011 and 2012.

In December 2011, Virginia signed a partnership with Anglo-American whereby Anglo-American has the option to acquire 50% of the interest in the Ashuanipi property by spending CA$ 5 million in exploration work over a five year period.

Co-author Pascal Simard, B.Sc. in geological engineering and project geologist for Virginia Mines Inc., was involved on the Ashuanipi project in 2010 and supervised the operation in 2012 and 2013. Co-author Simon Hébert, B. Sc. in Geology and geologist for Virginia Mines Inc., worked on the Ashuanipi project during the summers of 2012 and 2013. Co-author Paul Archer, geological engineer with a M.Sc.A in Earth Sciences and Vice President exploration of Virginia Mines Inc., is responsible for the design and is the qualified person for all Virginia's exploration programs.

This report provides the status of current technical geological information relevant to the latest Virginia Mines Inc. exploration program on the Ashuanipi project in Québec. It has been prepared in accordance with the Form 43-101 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

Opinions expressed by both authors for this report are mainly based on their personal field observations. Their comments also rely on previous reports written on this project and on any other documents from public domain sources as listed in the reference section.

ITEM 3: RELIANCE ON OTHER EXPERTS

This section is not applicable to this report

ITEM 4: PROPERTY DESCRIPTION AND LOCATION

The Ashuanipi property is located in the southern area of the Caniapiscau Reservoir, about 180 km northwest of Fermont (Fig. 1). At the time of the field work, the Ashuanipi property was divided into 3 blocks of claims for a total of 596 claims covering approximately 303 km^2 (Fig. 2).

Geographical references (central point) and SNRC sheets covered by the Ashuanipi property are:

Latitude:	53°41' North
Longitude:	-69°30' West
SNRC:	23F/5, 23F/11, 23F/12, 23F/13, 23F/14, 23K/03 et 23K/04
UTM zone:	19 (nad83)
NTS:	467 000 mE
	5 961 000 mN

The claims are listed and detailed in appendix 1.

ITEM 5: ACCESSIBILITY, CLIMATE, LOCAL RESSOURCES, INFRASTRUCTURES AND PHYSIOGRAPHY

Field operations were conducted from the Ashuanipi camp established at the end of the seasonal gravel road accessing the south Hydro-Quebec Caniapiscau reservoir infrastructures. The Ashuanipi camp is located 100 km from Brisay, a Hydro-Quebec permanent installation. Team and supplies are usually transported to the camp by land using the all season Trans-Taïga gravel road to Brisay and from there the rough seasonal gravel road to the camp. The Ashuanipi property can only be reached by helicopter in a radius of about 50 km from the camp.

An Astar BA supplied by Heli-Transport was used for crew and material transportation between the camp location and the property.

The landscape of the study area is relatively flat. The property changes from low altitude rounded hills to swamps area covering the low land. The highest summit ranges at 768 m above sea level and the Caniapiscau reservoir is usually maintained around 530 m above sea level. The average temperature is changing from -23°C in January to 13°C in July. The annual average precipitations are 500 mm of rain falling from May to October and 300 cm of snow during the winter season, from November to April. The vegetation is typical of the northern boreal forest. Black spruce and larch cover the low hilly areas while small silver birch and high alder will be observed on the southern flank or near the streams. The hydrographic network is well developed. Lakes occupy large areas and rivers flow through the north draining into the largest man-made reservoir, the Caniapiscau reservoir.

ITEM 6: HISTORY

6.1 Property Ownership

The Ashuanipi property is wholly owned by Virginia Mines Inc. Under the terms of an agreement, Anglo-American has an exclusive right to exercise an option to earn a 50% interest in the Ashuanipi project with an investment of CA$ 5 million in exploration work over a 5 year period. Virginia Mines Inc. will be the operator of the project for this period.

6.2 Previous works

Historically, the Ashuanipi geological sub-province was not considered as favourable for mineral exploration. The high metamorphic facies discouraged companies from investing time and resources in the area. However, the first exploration work, done in 1976 by the "Société de développement de la Baie James" (SDBJ), focused on the uranium potential. From the 80's to the mid 90's the work was principally done by the provincial government. Regional lake sediment surveys and 1: 250 000 scale mapping was done to define and develop the potential of the Ashuanipi geological sub-province.

Based on the government compilation, Virginia Mines Inc. started exploring the area in 1996. In 2007 Virginia acquired the Ashuanipi property which led the exploration in the area. Airborne geophysics, line cutting, ground geophysics, geochemical survey, mechanical trenching, mapping and prospecting was realized over the property and the surrounding area.

A summary of the previous works performed within NTS sheet 23F to date is available in Table 1.

Table 1 : Summary of the previous works.

Mines Virginia Inc. (2013) Levé de polarisation provoquée, Propriété Ashuanipi, MRC de Caniapiscau, Région du Lac Beauvilliers Secteur Est de la Baie James, Québec. Tshimbalanga, S.
Mines Virginia Inc. (2012) Technical Report and Recommendation, Reconnaissance and trenching program, Ashuanipi project, 2012. Simard. P., Hébert, S. and Archer, P.
Mines Virginia Inc. (2012) Levé de polarisation provoquée, Propriété Ashuanipi, MRC de Caniapiscau, Région du Lac Contat, Québec. Tshimbalanga, S.
Mines Virginia Inc. (2012) Heliborne high resolution aeromangetic survey, Coulon and Ashuanipi properties, Eastern James-Bay Area, Québec. St-Hilaire, C.
MRN (2011) Compilation géochronologique U-Pb des sous-provinces d'Ashuanipi, d'Opinaca et de La Grande, 2011. Parent, M. (GM65524).

MRC de Caniapiscau (2011)

Cartes statistiques des ré-analyses géochimiques 2010 du levé de sédiments de fond de lac de Fermont, 2011. Hurtubise, E. (GM65580).

Mines Virginia Inc. (2011)

Rapport technique et Recommandations, Programme de décapage mécanique et de Reconnaissance, Projet Ashuanipi, 2011. Grenier, L., Simard, P., Boivin, J-F. et Archer, P. (GM-65699).

Mines Virginia Inc. (2011)

Heliborne high resolution aeromagnetic survey, Escale, Nichicun, Trieste and Ashuanipi properties, 2011. St-Hilaire, C. (GM65712)

MRN (2009)

Géologie de la région du Réservoir de Caniapiscau, SNRC 23K-23N, 2009. Simard, M., Parent, M., Paquet, L. et Lafrance, I.. (RG 2009-04).

Mines Virginia Inc. (2008)

Rapport technique et Recommandations, Rapport 43-101, Programme de Reconnaissance Projet Ashuanipi, 2008. Lavoie, J., Grenier, L. et Archer, P. (GM-64500).

Mines Virginia Inc. (2007)

Rapport technique et Recommandations, Programme de Reconnaissance Projet YZW, 2007. Lavoie, J., Savard, M. et Archer, P. (GM-53574).

Mines Virginia Inc. (2007)

Rapport technique et Recommandations, Programme de Reconnaissance Projet Ashuanipi, 2007. Lavoie, J. et Archer, P. (GM-636214).

GEOTOP (1998)

Géochronologie U-Pb du projet Moyen-Nord, Phase II, 1998. Parent, M. (GM-59904).

MRN (1998)

Géologie de la région du lac Bermen (23F), 1998. Leclair, A., Lamothe, D., Choinière, J. et Parent, M. (RG 97-11).

Mines d'Or Virginia Inc. (1997)

Rapport des travaux d'échantillonnage d'horizons B, propriété Lac Bernard, 1997. Caron, S., Cloutier, M.A. (GM 55476).

Chemex Labs Ltd. (1997)

Summary of Exploration Activities in the South East Opiscoteo Lake Area, 1997. Clark, J.G. and Tremblay, M. (GM 57065).

Clearcrop Corporation (1997)

Rapport géologique et géochimique sur le permis d'exploration 0001124, 1997. Mersereau, T.G., Northeast Exploration Services Ltd. (GM-54662).

Chimitec Ltée (1997)

Rapport de prospection, Projet Lac Gamart, 1997. Laberge, P.P. (GM 57067).

Mines d'Or Virginia Inc. (1996)

Rapport des travaux 1996, Propriétés Lac Bernard, Lac Mercator, Lac Opiscotéo, Lac Goupil, 1996. Huot, F. (GM 54422).

MRN (1996)

Perspectives sur la structure et le potentiel minérales des roches archéennes du sud-est de la province du Supérieur, 1996. Leclairc, A., Lamothe, D., Choinnière, J., Dion D.J. (PRO 96-05).

MRN (1995)

Cibles d'exploration géochimiques dans le moyen-nord québécois, secteur Caniapiscau-Ashuanipi, 1995. Choinière, J., Lamothe, D., Clark, T. (PRO 05-05).

MRN (1989)

Géochimie des sédiments de lac, région de Fermont, 1989. Beaumier, M. (MB 89-33).

SDBJ (1976)

Geological Report, Uranium Project, 1976. Potvin, J.C., Macfarlane, R.L. (GM 57778).

ITEM 7: GEOLOGICAL SETTING AND MINERALIZATION

The project is located in the Archean Superior province (Fig. 1). The Ashuanipi metamorphic and plutonic complex is a sub-province of the Superior. The rocks observed are interpreted as the West extension of the Opinaca and the La Grande metasedimentary belts (Leclair and al., 1998).

7.1 Regional geology

The Ashuanipi complex is mainly composed of high grade metamorphic diatexite (2.68-2.66 Ga) melted from granodiorite with local migmatites derived from paragneiss or iron formation (Percival and al., 1992; Moritz and Chevé, 1992). Large units of paragneiss (3.3-2.7 Ga, Percival and al., 1992) are injected by late intrusions and sills composed of tonalite, syenite, nepheline syenite and monzonite (2.67-2.62 Ga, Percival and al., 1992).

The prospected area mainly covered the Caniapiscau lithotectonic domain as defined by Leclair and al. (1998) (Fig. 3). The amphibolite metamorphic facies of the Caniapiscau domain is lower than the granulite facies regionally observed in the Ashuanipi complex. Preserved bimodal metavolcanic sequences, alumino-silicate rich paragneiss, iron formation, plutonic rocks and post tectonic intrusions are described (Leclair and al., 1998). The presence of a greenstone belt favourable for mineralization with primary textures in a lower metamorphic grade distinguishes the Caniapiscau domain from the other domains of the Ashuanipi sub-province.

The Caniapiscau domain is divided into three groups that have been described by Leclair and al. (1998). The Raynouard Group includes the amphibolitic basalts locally injected of gabbroïc sills (Ara1) and the felsic rocks of volcanic or paragneiss origin (Ara2). The Marquiset suite includes the diorite (Amar1), the tonalite (Amar2) and the monzogranite (Amar3). These intrusions are believed to be genetically associated to the volcanic flows of the Raynouard Group (Leclair and al., 1998). The last group includes late to post-tectonic intrusions with a high magnetic signatures. The Delmothe batholith, the Viau suite, the Vignal pluton and the Pressiac dykes belong to this group.

7.2 Structure

The structure and the magnetic grain of the southern part of the Ashuanipi complex are mainly oriented east-west and the northern part is oriented NW-SE (Percival, 1993; Leclair and al., 1997). Primary textures are locally observed in the basaltic pillow lava flows and in the layering of the iron formation. The principal regional deformation created a well-developed mineral foliation, a planar schistosity, a gneissosity or a migmatic layering (Leclair and al., 1998). Large ductile deformation zones such as the Guichen zone and late fragile faults can also be observed.

7.3 Geochronology

During the 1998 MRN mapping program, many samples were taken from different lithologies for zircon dating. Rhyolite flows inside the basalt pillow lava sequence of the Raynouard bimodal metavolcanic group have been dated. The zircon returned a formation age of 2702±5 Ma (Leclair and al., 1998). The dating of the Raynouard volcanism makes it contemporary with some volcanism events of the La Grande sub-province.

7.4 Economic geology

The Ashuanipi complex has excellent potential for gold mineralization in the metamorphosed Algoma type iron formation (Choinière and al., 1995). Gold is associated with different mineral phases like iron-rich silicate, sulphides or oxides. Many showings have been discovered (Moritz and Chevé, 1991 and Leclair and al., 1998). Arsenic anomalies in the regional lake sediments survey successfully outlined the gold- bearing iron formations (Beaumier , 1987 and Bélanger, 1987). Base metal VMS-type mineralisation was found in the neighbouring Coulon Archean metavolcanic belt (Coulon project, Virginia Mines Inc.). Mineralization is associated with an aluminosilicate rich felsic volcanoclastite unit and forms massive sulphide lenses deformed by the complex structure. A similar favourable lithology was mapped in the Ashuanipi sub-province. The Falcon showing discovered in 2010 (Grenier and al., 2011) outlined the great potential for copper-molybdenum-gold-silver porphyry style mineralisation. The disseminated sulphides are found surrounding an altered felsic intrusion. The Ashuanipi complex includes numerous favourable intrusions for this last type of mineralisation.

The geochronological link between the Caniapiscau domain and the volcano-sedimentary sequences of the La Grande sub-province highlights the great potential of the Ashuanipi sub-province. By being the East extension of the well-known and rich La Grande sub-province (Chartrand and Gauthier, 1995), the Ashuanipi is a good grassroots territory for precious and base metal exploration.

7.5 Local geology

The Ashuanipi property is divided into two areas called the North Bloc and the South Bloc. The local geology changes from both areas and will be described separately.

The South Bloc is characterised by the Raynouard volcanic belt which extends for over 50 km with a maximum thickness of 20 km (Fig. 3). The main lithology observed is an amphibolitic basalt composed of hornblende-plagioclase-pyroxene±garnet±biotite±carbonates. The mafic volcanic is interlayered with large paragneiss sequences composed of quartz-biotite-plagioclase and felsic volcanic composed of plagioclase-quartz±biotite±muscovite. Also observed are andesites composed of plagioclase-amphibole-±biotite±quartz, iron formations composed of quartz-amphiblole-magnetite-garnet-biotite±graphite±sulhides and metamorphosed ultramafic rocks composed of hornblende-pyroxene-tremolite-magnetite±serpentinite±muscovite±talc. The volcano-sedimentary package is moulded around large scale tonalite to monzogranite intrusions. The belt has a NE-SW orientation and the main regional deformation generated the main schistosity, foliation and gneissosity of the same orientation with a SE dip. Locally, primary structures are identified in the basaltic pillow lava or in the layering of the iron formation. NE-SO regional faults are mapped and may explain the low metamorphic window of the Raynouard belt by a graben style deformation.

The North Bloc is characterised by a complex belt extending over 30 km and with a maximum thickness of 7 km. The main lithologies mapped are 1) felsic paragneiss composed of quartz-plagioclase-biotite±hornblende±muscovite±garnet±graphite, 2) porphyroblastic paragneiss composed of quartz-plagioclase-biotite-sillimanite±garnet±amphibole±muscovite and 3) amphibolite composed of hornblende-plagioclase-pyroxene±biotite±garnet. Iron formations are intercalated within the sedimentary package, and silicate, sulphide and oxide facies have been identified. The felsic porphyroblastic unit is interpreted as a volcanic porphyroclastite tuff with the sillimanite in the coarse mineral phase. The belt has a principal E-W orientation which changes to a N-S orientation in its eastern part. The main schistosity is well developed and primary layering has been observed in the iron formation.

7.6 Mineralization

For the Ashuanipi project, the best results were obtained in the South Bloc area. To date, two principal mineralized contexts are known. The first one discovered, the Eagle showing, includes massive sulphide mineralization mainly composed of pyrrhotite, pyrite, sphalerite and chalcopyrite, associated with a bimodal volcanic sequence of VMS type. The hosting andesite is largely altered by anthophyllite, phlogopite and tremolite. Felsic dykes of rhyolitic composition with preserved quartz-eye texture are locally associated with the mineralisation. The fertile horizon is spatially associated with metamorphosed ultramafic units interpreted as a basal komatiitic flow or sill. The mineralization is followed over 900 m and is associated to a NE-SW oriented VTEM anomaly trend that can be followed over 2000 m. The Eagle area shows a great potential for base metal VMS type mineralization.

The Falcon showings (South Falcon and North Falcon), discovered in 2010, are composed of Au-Ag-Cu-Mo mineralization associated to a felsic intrusion. The chalcopyrite and the molybdenite are finely disseminated in a tonalite composed of plagioclase-quartz-hornblende-epidote. Strong quartz, epidote, hematite chlorite and K-feldspar alterations are

associated with the mineralization. The metamorphism and structural complexity increase to the north and the mineralization extends over 3000 m following the edge of the intrusion. The characteristics of the Falcon showings are reminiscent of the porphyry-type mineralization.

A third mineralization zone that deserves to be highlighted is the discovery in 2008 (25 km NE of the Falcon showings) of anomalous gold and copper hosted by volcanic felsic to mafic rocks. Work done during the fall of 2013 resulted in the discovery of new values in that sector that extended at the same time the mineralized zone. The context found in this area (Peacock) is similar to the Eagle showing where a massive sulphide mineralization composed of pyrrhotite-pyrite-chalcopyrite and sphalerite is hosted by altered felsic rocks. These massive and altered zones returned anomalous zinc values. Gold values related to this massive mineralization are found distal to this zone and occur in andesitic to basaltic rocks. These values are associated with a calc-silicate alteration mostly characterized by quartz veinlets and by the presence of diopside/actinote.

Prospecting work over the past years discovered numerous gold showings in various settings. The gold trend extends for 8000 m long and outlines the great potential of the Ashuanipi property.

ITEM 8: DEPOSIT TYPES

Not applicable for this report

ITEM 9: EXPLORATION

9.1 Sampling method and approach

Rock samples collected during the 2013 reconnaissance program were obtained to determine the elemental concentrations in a quantitative way by ALS Chemex, Val d'Or. These included both mineralized and barren rocks, the latter of which were selected for lithological controls. Samples were collected at the bedrock surface by either a hammer or a saw at sub-surface. All the collected samples were located with the use of a GPS instrument. Samples from the trenches were positioned relative to one other using the GPS position of the trenches.

For surface sampling, most of the weathered crust was removed before samples were bagged. All samples were placed in individual bags with their appropriate tag number and the bags were sealed with fibreglass tape. Individual bagged samples were then placed in shipping bags. The authors are not aware of any sampling or recovery factors that would impact the reliability of the samples.

9.2 Exploration work

The 2013 summer exploration work consisted of two main types of activity a diamond drilling campaign and a prospecting and mechanical trenching program. Field activities on the project were undertaken from July 29th with the mobilization of a technical team of 5 persons from Québec City to September 2nd with the final demobilization of the staff. During this period of time 8 diamond drillholes were completed for a total of 1248 meters of drilling and 14 trenches were excavated. 315 channel samples and 31 whole rock samples were taken from these trenches. During the four days of prospecting a total of 70 outcrops and 10 boulders were described from which 75 samples were analyzed with the multi-element package.

All fieldwork was supervised by Pascal Simard, geological engineer at Virgina Mines and by Marc-Antoine Laporte, project geologist for AAEC. Virginia Mines employees also included geologist in training Simon Hébert and Audrey Roussel Lallier, students Alexandre Martel and Mathieu Labarre and technicians Martin Gagnon, Julien Vézina, Stéphane Harisson and Éva Roy-Vigneault and Jacinthe Boismenu (cook). Employee from the Mistissini first nation, Shawn Rabbitskin also joined the Ashuanipi group for three weeks. Dene Tarkyth, a geologist from Anglo American visited the property in the middle of the campaign.

The reader can refer to figure 4 for the location of outcrops and boulders and to figure 5 for sample locations. All field data (description of boulders and outcrops, channel and drill logs, list of abbreviations and certificates of analysis) is available in the appendices included at the end of this report.

9.3 Prospecting

The exploration program began with the mapping and prospecting of the Peacock grid located in the northeast end of the property, 25 km from the Falcon area. This grid was realized during the 2013 winter and was covered by an induced polarized ground survey. Read the report written by Tsimbalanga for more information relevant to this survey.

Only four days of prospecting were done on the Peacock grid. This was mostly due to technical constraints and by the fact that the main focus was the mechanical trenching program (discussed in the next section). During these four days, prospecting work focused on the specific IP axes that correspond to showings of copper, gold, zinc and silver discovered between 2008 and 2012 (Fig. 7). These axes (NE-15 and NE-09) are very conductive and are coincident with a magnetic high which made them highly prospective.

Mapping and prospecting in this area as defined in the northern part of the grid a new anomalous gold area (known as the Peacock Area) which cover nearly 1.2 square km. The gold mineralization is mostly associated with IP NE-15 and is hosted by intermediate to mafic volcanic rocks characterized by a disseminated mineralization composed of 1-5 % of pyrite and pyrrhotite. The mineralization is locally associated with what is believed to be a

calc-silicate alteration characterized by quartz veinlets surrounded by a green calcic mineral identified as actinolite or diopside (Photo 1). The mineralization occurs inside these "wisp" injections or surrounding them. These intermediate to mafic volcanic rocks have also a strong magnetic component that is observed in the field as 2-10 % of magnetite. The processing of the whole rock analysis seems to confirm the calc- silicate alteration but no conclusion can be made regarding a possible magnetite alteration.



Photo 1: Typical calc-silicated alteration inside an andesite with 3-5 % of quartz injection surronded by green actinote in trench AH2013TR-005. A pervasive chloritisation is also observed inside the rock

15 anomalous gold values, ranging from ***0.1 g/t to 1.62 g/t Au,*** were returned from the four days of prospecting. Most of these values come from the high magnetic volcanic mafic unit described above. The best value of ***1.62 g/t Au*** was returned from basalt mainly composed of hornblende-quartz-plagioclase-biotite-magnetite and was located on a flank of an outcropping ridge of 30 meters long by 4-5 meters high. Several rusty pods were observed on this ridge characterized by a mineralization composed of 2-3 % pyrite. Mineralization is associated with the wisp injections (calc-silicate alteration). Two other samples were taken on the same ridge and did not return substantial values. Refer to table 2 for the complete results from prospecting.

Table 2: List of anomalous grab samples during fall of 2013

#Sample	UTM E	UTM N	Au_ppm	Ag_ppm	Cu_ppm	Zn_ppm	Type	Lithology
287822	478960	5950381	1,62	0,4	76	191	Outcrop	V3B, MG
287820	478948	5950681	0,763	4	691	23	Outcrop	V3B
287819	478800	5950436	0,625	-0,2	45	12	Outcrop	V3B, MG
287815	479036	5950689	0,395	1,6	125	65	Outcrop	V2J, MG
287810	479355	5951012	0,362	1,6	1625	17	Outcrop	V2J
287817	478967	5950686	0,319	3,5	675	123	Outcrop	V3B
287818	478824	5950670	0,295	0,9	292	25	Outcrop	V3B
367151	479189	5950430	0,232	0,6	32	95	Outcrop	V2J
366908	478965	5949742	0,172	1,3	381	10	Outcrop	V3B
287836	478742	5949311	0,169	0,5	132	82	Outcrop	V3B
366917	478734	5949323	0,16	1,1	69	17	Boulder	V1D
287804	479641	5951007	0,119	0,8	149	18	Boulder	S9
287816	478963	5950681	0,113	1,6	678	97	Outcrop	V3B
287824	478946	5950357	0,107	0,9	83	43	Outcrop	V3B
366905	479220	5950628	0,1	-0,2	60	26	Outcrop	V3B
366916	497050	5949262	0,031	0,8	1015	10	Boulder	V1D
287834	478963	5948009	0,06	1,7	289	1535	Outcrop	S1
367157	479273	5948628	0,04	0,7	98	1310	Outcrop	S1

Traverses also focused on the southern part of the grid where showings of lead and zinc were discovered during the past years. The mineralization in this area includes meter scale semi-massive to massive pyrrhotite and pyrite. The mineralization is associated with IP anomaly NE-09 located on the high mag anomaly. The type of mineralization and alteration will be discussed in detail in the trenching section where 5 trenches were completed over the anomaly NE-09.

With only 4 days spent on prospecting the new cut grid most of the IP anomalies remain unexplained. Even though the sector is characterized by swamps and lakes, additional mapping resulted in the discovery of new showings and outcrops suggesting that this area has good exploration potential.

9.4 Mechanical trenching program

The trenching program of the summer was primarily designed to test geophysical targets from the 2013 winter IP survey completed in the Peacock area. The program was also based on the results of the previous field campaigns (2008-2012) in order to test the extent of the best values and mineralized zones of the area. A total of 14 trenches (Figure 6) and 5 test pits were completed on the two main IP axes discussed in the previous section. (NE-15, NE-09).

A summary and geological description of each trench is found below. The reader can refer to table 4 for the best channel values of the summer and to figures 9 to 21 for the detailed mapping of each trench and sample locations.

9.4.1 Trench summary

Table 3: List of all trenches completed during 2013

Trench ID	Easting (m)	Northing (m)	Sector	Status	Length (m)	Surface (m^2)	Depth (m)	Volume (m^3)
AH2013-TR-001	479314	5950540	Peacock	Open	34,00	51,00	0,60	30,60
Test Pit	479579	5950812	Peacock	Cancelled	-	-	-	-
AH2013-TR-002	479358	5951019	Peacock	Open	35,50	53,25	0,20	10,65
Test Pit	478980	5951031	Peacock	Cancelled	-	-	-	-
AH2013-TR-003	479097	5950320	Peacock	Open	31,00	62,00	0,40	24,80
AH2013-TR-004	478956	5950234	Peacock	Open	14,00	18,20	0,50	9,10
AH2013-TR-005	478977	5950111	Peacock	Open	18,00	30,60	0,50	15,30
AH2013-TR-007	479241	5948641	Peacock	Open	35,00	122,50	0,50	61,25
AH2013-TR-008	479064	5948136	Peacock	Open	61,00	122,00	0,60	73,20
AH2013-TR-010	478963	5947747	Peacock	Open	20,00	70,00	0,60	42,00
Test Pit	478780	5947249	Peacock	Cancelled	-	-	-	-
Test Pit	477983	5950271	Peacock	Cancelled	-	-	-	-
Test Pit	480548	5949399	Peacock	Cancelled	-	-	-	-
AH2013-TR-012	478508	5947488	Peacock	Open	13,00	26,00	0,30	7,80
AH2013-TR-006	479282	5948627	Peacock	Open	35,00	105,00	0,40	42,00
AH2013-TR-013	478572	5947495	Peacock	Open	13,00	18,20	0,50	9,10
AH2013-TR-014	478522	5947563	Peacock	Open	14,00	21,00	0,70	14,70
AH2013-TR-009	479041	5948168	Peacock	Open	33,00	52,80	0,60	31,60
AH2013-TR-011	478477	5947487	Peacock	Open	12,50	25,00	0,20	5,00

9.4.1.1 AH2013TR-001

Trench AH2013-TR-001 was planned to extend the 2008 showing JFB-AH-08-267 (192876) which returned a value of **5.95 g/t Au**. This showing is located 45 meters from IP NE-18. This anomaly is characterized by a moderate chargeability and a high resistivity suggesting a semi-massive mineralization. However, the trench exposed a basaltic unit with local occurrences of garnets in contact with a silicified andesite. The contact is characterized by a 0.3 meter band of dacite where sample 192876 was taken. The mineralization that is concentrated in this dacitic unit is mainly composed of 3 % PO. The mineralization seems to have no real extent and did not return substantial values.

9.4.1.2 AH2013TR-002

Trench AH2013-TR-002 was planned to investigate IP anomaly NE-17 and the discovery of a conductive outcrop (AH2013ML-003) found at the beginning of the campaign with the Beep Mat. That Beep Mat conductor returned a value of ***0.36 g/t Au and 0.16 % Cu*** in a grab sample. The trench exposed a foliated to gneissic magnetic andesite with a local calc-silicate alteration. The mineralization is mainly composed of 1-5% pyrite, traces to 1% pyrrhotite and local traces of chalcopyrite in association with the calc-silicate alteration. The mineralization is disseminated over that zone and occurs locally in stringers. Even though no anomalous values were returned from the trench the disseminated mineralization found in the trench can definitely explain the IP axis. The trench is located on the last line of the grid at its northern edge, suggesting that the mineralization could extent north of the grid and be associated with the high mag anomaly.

9.4.1.3 AH2013TR-003

This trench was a follow-up of the showing JFB-AH-08-191 (192800) that returned values of **1.33% Cu, 0.97 g/t Au and 13.60 g/t Ag** in 2008. This showing is also located 60 meters east of IP NE-15 and in the southern trend of IP NE-16. The trench exposed a basalt in contact with a silicified andesitic unit. The showing occurs in the metasomatised andesite characterized by 40% of sub-concordant quartz injections similar to the calc-silicate alteration found on trench AH2013-TR-002. Quartz flooding is also observed on the wall rock of these veins. The mineralization is composed of 2% pyrrhotite and 1% chalcopyrite that occur mostly disseminated. Chalcopyrite is locally disseminated or associated to centimeter scale melanocratic bands (mostly biotite) suggesting a possible remobilization of the mineralization. The percentage of magnetite inside the matrix varies between traces to 2 % and occurs disseminated. This trench returned the best values of the campaign, ***1.99 g/t Au, 10.9 g/t Ag and 1 % Cu over 2 m including 3.12 g/t Au, 15.9 g/t Ag and 1.5 % Cu over 1 m.*** This kind of values reinforces the idea and the importance of the calc-silicate alteration impact over the mineralization.

Table 4: List of the best values obtained on channel samples

Channel ID	From	To	Lenght	Sample #	Au (g/t)	Ag (g/t)	Cu (%)	Pb_ppm	Zn (%)	Values
AH2013-TR-003-R2	5,00	5,50	0,5	367253	0,231	3	0,235	9	0,0125	1,99 g/t Au, 10,9 g/t Ag and 1 % Cu over 2 m.
AH2013-TR-003-R3	0,00	1,00	1,00	367254	3,12	15,9	1,485	11	0,0316	
AH2013-TR-003-R3	1,00	1,50	0,50	367255	1,485	8,8	0,783	13	0,0244	
AH2013-TR-006-R2	1,00	2,00	1,00	367282	0,033	4,3	0,0599	159	0,149	3,49 g/t Ag and 0,16 % Zn over 1,90 m
AH2013-TR-006-R2	2,00	2,90	0,90	367283	0,015	2,6	0,0347	118	0,173	
AH2013-TR-007-R3	1,00	2,00	1,00	367295	0,024	0,9	0,0245	19	0,125	3,1 g/t Ag and 0,16 % Zn over 16 m.
AH2013-TR-007-R4	0,00	1,00	1,00	367297	0,011	24,4	0,0369	24	0,0761	
AH2013-TR-007-R4	1,00	2,00	1,00	367298	0,009	9,5	0,0111	19	0,0553	
AH2013-TR-007-R4	2,00	3,00	1,00	367299	0,02	0,8	0,0277	15	0,224	
AH2013-TR-007-R5	0,00	1,00	1,00	367300	0,023	1,4	0,0364	18	0,406	
AH2013-TR-007-R5	1,00	2,00	1,00	367301	0,007	0,6	0,013	23	0,0594	
AH2013-TR-007-R5	2,00	3,00	1,00	367302	0,016	1,1	0,0341	19	0,277	
AH2013-TR-007-R5	3,00	4,00	1,00	367303	0,01	1,3	0,038	18	0,0663	
AH2013-TR-007-R5	4,00	5,00	1,00	367304	0,011	0,6	0,015	23	0,0372	
AH2013-TR-007-R5	5,00	6,00	1,00	367305	0,005	0,7	0,0187	33	0,0858	
AH2013-TR-007-R5	6,00	7,00	1,00	367306	0,009	0,9	0,0375	18	0,203	
AH2013-TR-007-R6	0,00	1,00	1,00	367308	0,021	2,1	0,0908	19	0,0766	
AH2013-TR-007-R6	1,00	2,00	1,00	367309	0,011	1,4	0,0484	29	0,241	
AH2013-TR-007-R6	2,00	3,00	1,00	367310	0,008	1,4	0,0589	19	0,265	
AH2013-TR-007-R7	0,00	1,00	1,00	367312	0,018	1,3	0,0532	17	0,166	
AH2013-TR-007-R7	1,00	2,00	1,00	367313	0,008	0,9	0,0356	12	0,159	
AH2013-TR-008-R3	0,00	1,00	1,00	367080	0,025	0,6	0,0151	13	0,1025	0,87 g/t Ag and 0,10 % Zn over 11 m.
AH2013-TR-008-R3	1,00	2,00	1,00	367081	0,023	0,3	0,0144	12	0,0762	
AH2013-TR-008-R3	2,00	3,00	1,00	367082	0,031	0,6	0,0128	12	0,139	
AH2013-TR-008-R4	0,00	1,00	1,00	367083	0,035	0,9	0,0302	14	0,167	
AH2013-TR-008-R4	1,00	2,00	1,00	367084	0,018	1,2	0,0398	9	0,064	
AH2013-TR-008-R4	2,00	3,00	1,00	367085	0,037	0,9	0,0423	10	0,045	
AH2013-TR-008-R4	3,00	4,00	1,00	367086	0,022	1	0,0415	9	0,0574	
AH2013-TR-008-R4	4,00	5,00	1,00	367088	0,015	1,1	0,0275	14	0,0826	
AH2013-TR-008-R4	5,00	6,00	1,00	367089	0,02	1,2	0,0211	22	0,1925	
AH2013-TR-008-R4	6,00	7,00	1,00	367090	0,057	1,2	0,0249	14	0,1055	
AH2013-TR-008-R4	7,00	8,00	1,00	367092	0,012	0,6	0,0124	11	0,116	
AH2013-TR-009-R1	0,00	1,00	1,00	367109	0,372	1,5	0,0323	6	0,0583	0,34 g/t Au and 1,47 g/t Ag over 3 m.
AH2013-TR-009-R1	1,00	2,00	1,00	367110	0,45	2	0,0417	9	0,0291	
AH2013-TR-009-R1	2,00	3,00	1,00	367112	0,207	0,9	0,0247	4	0,0152	
AH2013-TR-010-R1	1,00	2,00	1,00	367319	0,01	0,3	0,0076	27	0,2	0,15 % Zn over 6 m
AH2013-TR-010-R1	2,00	2,50	0,50	367320	0,011	0,2	0,006	7	0,221	
AH2013-TR-010-R1	2,50	3,00	0,50	367321	0,034	1	0,0248	14	0,172	
AH2013-TR-010-R2	0,00	0,60	0,60	367322	0,035	1,8	0,0384	41	0,0649	
AH2013-TR-010-R2	0,60	1,00	0,40	367323	0,016	0,3	0,0049	38	0,1385	
AH2013-TR-010-R2	1,00	2,00	1,00	367324	0,005	-0,2	0,0009	7	0,0639	
AH2013-TR-010-R2	2,00	3,00	1,00	367325	0,034	0,3	0,0038	18	0,1045	
AH2013-TR-010-R2	3,00	4,00	1,00	367326	0,061	0,9	0,0254	16	0,216	
AH2013-TR-010-R2	8,40	9,00	0,60	367334	0,068	2,4	0,0425	13	0,1805	1,71 g/t Ag and 0,12 % Zn over 3,6 m.
AH2013-TR-010-R2	9,00	10,00	1,00	367335	0,035	1,9	0,0278	29	0,141	
AH2013-TR-010-R2	10,00	10,70	0,70	367337	-0,005	2,7	0,0695	-2	0,0065	
AH2013-TR-010-R2	10,70	12,00	1,30	367338	0,014	0,7	0,0122	20	0,13	
AH2013-TR-013-R2	5,00	6,00	1,00	367139	0,353	0,6	0,035	2	0,0049	0,44 g/t Au over 2 m
AH2013-TR-013-R2	6,00	7,00	1,00	367140	0,536	0,3	0,0172	-2	0,0036	



Photo 2: Channel sample from AH2013TR-003 (1.99 g/t Au, 10.9 g/t Ag and 1 % Cu over 2 m) characterized by a calc-silicate alteration define by a quartz-actinolite cm-dm scale injection and by a mineralization composed of 1-2 % pyrrhotite and traces of chalcopyrite.

9.4.1.4 AH2013TR-004

Trench AH2013TR-004 tested the IP anomaly NE-15. The trench is entirely composed of a weak chloritised andesite. The andesite is characterized by 1 % to locally 15 % of garnets occurring in porphyroblasts. Trace of pyrite and pyrrhotite were observed with 5% of disseminated magnetite. The type of mineralization observed over that trench did not explain the IP anomaly. One reason for that, could be the fact that the trench was performed between two axes (see figure 6, anomaly NE-15 has a wishbone shape) and we may have missed the mineralization associated with the IP. No values were returned from this trench.

9.4.1.5 AH2013TR-005

Trench AH2013TR-005 was excavated to test IP anomaly NE-15, 100 meters south of trench AH2013TR-004, and was also a follow-up of showing AH2010JFB-013 (201684) that returned an anomalous value of 1.0 g/t Au. The trench is characterized by a well-foliated andesite mainly composed of plagioclase, quartz, hornblende and chlorite. The unit was locally injected by millimeter quartz veins. A weak mineralization composed of traces of pyrite and chalcopyrite over 1 meter was observed. An anomalous value of ***0.42 g/t Au and 1 g/t Ag*** **over 1 m** was returned from this trench.

9.4.1.6 AH2013TR-006 and AH2013TR-007

Trench AH2013TR-006 was located between IP NE-11 and showing LG-AH-08-158 (153344) that returned values of **0.27% Cu and 0.28% Zn**. It exposed a foliated andesite in contact with dacite. The contact is characterized by an intense penetrative silicification

accompanied by 20% of sub-concordant quartz injection. This progressive contact is 3 meters thick and contains disseminated mineralization composed of 1-5% pyrrhotite, traces to 1% pyrite, including 1 meter of semi-massive pyrrhotite. Rare occurrences of sphalerite and chalcopyrite are observed inside the massive sulfide zone. The altered contact and the semi-massive mineralization zone returned values of ***3.49 g/t Ag and 0.16 % Zn over 1.9 m.***



Photo 3: Sample from trench AH2013TR-007 (3.1 g/t Ag and 0.16 % Zn over 16 m) characterized by a highly altered dacite. The alteration is defined by the presence of biotite (potassic) and by a penetrative silicification.

Trench AH2013TR-007 occurs directly on the showing of 2008 (**0.27% Cu and 0.28% Zn**) 40 m West of AH2013TR-006. The trench exposed in the eastern part the same dacitic unit described in AH2013TR-006 which progressively exposed a silica-sericite-tremolite±garnet metasomatised alteration that is observed on 17 meters. The mineralization inside the alteration zone is composed of 1-3% pyrrhotite with traces of pyrite, sphalerite and chalcopyrite including 5-10 % pyrrhotite and pyrite in decimeter to meter-scale sections. Moreover, the 2 meters at the end of this zone exposed up to 10% of fuchsite. The trench returned anomalous values of ***3.1 g/t Ag and 0.16 % Zn over 16 m.*** The mineralization observed on both trenches most likely explains the IP anomalies located on either side of each trench.

9.4.1.7 AH2013TR-008 and AH2013TR-009

Trench AH2013-TR-008 was completed on outcrop AH2012-FH-037, 25 meters east of IP NE-09. The trench exposed a strongly silicified metasomatised andesitic unit in alternance with meter-scale disseminated to semi-massive sulfide zones. The metasomatised units are composed of tremolite, actinote, quartz, chlorite with local traces of sillimanite, garnet,

graphite and epidote. The mineralization along the trench is composed of 6-15% pyrrhotite and by traces to 2% pyrite. The semi-massive occurrences are 0.7 meters to 2 meters thick and are mostly composed of pyrrhotite (up to 30 %) and traces of pyrite in a quartz-amphibole±garnet matrix. This trench returned values of ***0.87 g/t Ag and 0.10 % Zn over 11 m***.



Photo 4: Sample from AH2013TR-008 with a calc-silicate alteration composed of quartz-amphibole±garnet with 6-15 % pyrrhotite and 2 % pyrite that occurs in veinlets.

Trench AH2013TR-009, located 40 meters NE of AH2013TR-008 was done on IP NE-09 and is a follow-up of the mineralization zone intersected in trench TR-008. The trench exposed an intensely altered andesite characterized by a strong pervasive silicification that also occurs in quartz veins. The mineralization occurs as disseminations and varies from traces to 10 % locally. It is composed mostly of pyrrhotite and traces of pyrite. The trench returned values of ***0.34 g/t Au and 1.47 g/t Ag over 3 m***.



Photo 5: Sample from trench AH2013TR-009 with a disseminated to locally semi-massive mineralization composed of 10 % pyrrhotite inside a strongly silicified dacite

9.4.1.8 AH2013TR-010

Trench AH2013TR-010 was planned to investigate the southern part of IP anomaly NE-09 at station 7+00N. The trench exposed a metasomatised dacite composed of quartz-sillimanite-garnet-felspar-biotite-amphibole±cordierite with 1-5% disseminated pyrrhotite and traces of pyrite. This unit is crosscut by meter-scale zones of semi-massive to massive sulfide. These semi-massive sulfide zones, composed of 30-60 % pyrrhotite with trace to 4% disseminated pyrite, brecciate the host rock. The trench returned values of ***0.15 % Zn over 6 m and 1.71 g/t Ag and 0.12 % Zn over 3.6 m.***

9.4.1.9 AH2013TR-011, AH2013TR-012, AH2013TR-013 and AH2013TR-014

These trenches were planned to investigate IP NE-06 as well as an anomalous 2011 grab sample that returned values of 1.59 g/t Au and 0.13 % Cu. The four trenches are located 340 meters west of the trenches that were excavated on IP axis NE-09 associated with the massive sulphide mineralization. (AH2013TR-006 to AH2013TR-010). The geological context observed is characterized by gneissic intermediate to mafic volcanic unit with a calc-silicate alteration. Disseminated mineralization composed of 1 % pyrrhotite and



Photo 6: Massive mineralization composed of 60 % pyrrhotite and pyrite in trench AH2013TR-010 (0.15 % Zn over 6 m and 1.71 g/t Ag). Mineralization is hosted in a metasomatised dacite.

traces of pyrite and chalcopyrite is associatedwith the calc-silicate alteration. This alteration is similar to alteration described and observed in the northern part of the grid (trench 001 to 005) that occurs in centimeter scale quartz-actinolite-carbonate injections. Isolated values of ***0.28 g/t Au, 0.3 g/t Ag over 1 m*** were returned from trench AH2013TR-012 excavated over the anomalous grab samples and ***0.89 g/t Au over 2 m*** was returned from AH2013TR-013. According to the mineralization observed on the field in trenches 011-014 the IP remains unexplained. However, due to time constraints the IP axis was tested only on Line 4+00N. Knowing that the anomaly is found over 1.6 km the potential of finding gold mineralization is still excellent in this area.

9.5 Till sampling

9.5.1 Sample preparation assay procedures

At every site, a 15 kg sample was taken for gold grain count and sent to *Overburden Drilling Management Limited* in Ancaster Ontario. An accompanying 1 kg sample collected for the fine fraction was sent directly to Actlabs in Ontario.

First, gravels in the 15 kg samples are removed, stored and subsequently returned to the project geologist at the Québec city warehouse for a petrographic count in order to define the possible source. ODM is proceeding with the HCM separation (heavy liquors and shaking table) and with the gold grain count. These gold grains are afterward placed back in the HMC and send to ActLabs in Ancaster Ontario for the neutron activation analysis (pack 3A; Ag, As, Au, Ba, Br, Ca, Ce, Co, Cr, Cs, Eu, Fe, Hf, Hg, Ir, La, Lu, Mo, Na, Nd, Ni, Rb, Sb, Sc, Se, Sm, Sr, Ta, Tb, Th, U, W, Yb, Zn) and for the ICP analysis (pack 3C; Ag, Cd, Cu, Mn, Mo, Ni, Pb, S, Zn).

The fine fraction (1 kg) is sent directly to Actlabs at their preparation site in Val d'Or, Québec. After sorting, Actlabs is sending 30 to 50 g of the fine fraction (less than 63 microns =-230 Mesh) at their Ancaster laboratory for the neutron activation analysis (pack 1H; Au, Ag, Al, As, Ba, Be, Bi, Br, Ca, Cd, Ce, Co, Cr, Cs, Cu, Eu, Fe, Hf, Hg, Ir, K, La, Li, Lu, Mg, Mn, Mo, Na, Nd, Ni, P, Pb, Rb, S, Sb, Sc, Se, Sm, Sn, Sr, Ta, Tb, Th, Ti, U, V, W, Y, Yb, Zn).

9.5.2 Till survey

10 basal till samples were taken during the trench excavation. Two samples in particular yielded anomalous gold grain count: AH-13-003 and AH-13-005.

AH-13-005 was taken at the bottom of a test pit that didn't reach bedrock. The type of material collected was not necessarily basal till. The gold grain count is clearly anomalous with a total of 37 gold grain including 11 pristine and 10 modified. Pebbles consist of a majority of «granitoids», around 80 %, which suggests that the probable source is a quartzo-feldspathic rock. The size and shape of the gold grains is indicating a proximal source of about 250 m to 1 km located NNE. That area has interesting features including 2 discontinuous IP axes that suggest the presence of shear zone in the proposed source area (Figure 6).

AH-13-003 was taken at the contact between the bedrock and overburden in trench AH2013TR-005 ***(0.42 g/t Au and 1 g/t Ag* over 1 m*)***. This till sample returned a significant number of gold grain (117 grains in total, 147 grains/ 10 kg). The fact that the number of reshaped grains is approximately the same as the sum of the modified + pristine grains suggests a proximal source located 250 m to 1 km NNE. 80 % of the pebbles were described as «VSED» which may indicate a source inside the mafic volcanic rocks. Trench AH2013TR-003 (***1.99 g/t Au, 10.9 g/t Ag and 1 % Cu over 2 m***) located 250 meters north could be the source of that till anomaly. The mineralization in this trench is hosted by a strongly silicified andesite mineralized in pyrrhotite and chalcopyrite.

ITEM 10: DRILLING

This section describes information relevant to all 8 drillholes completed during the summer of 2013. A summary of the geological description for each hole including grades are presented in the text below. All original drillhole logs are available in the appendix at the end of the report (appendix 5).

10.1 Drillhole summary

10.1.1 AH-13-001

The first drillhole of the campaign tested an IP anomaly located 185 m North East of the North Falcon showing. This anomaly had a favorable geophysical signature characterized by a moderate chargeability and a weak conductivity suggesting a disseminated porphyry type mineralization. At surface the anomaly appears to be caused by a strongly deformed and altered tonalite with 2 % pyrrhotite, 1 % chalcopyrite and traces of

Table 5: List of all drillholes realized during 2013

DDH #	Area	Easting	Northing	Line	Station	Azimut	Dip	Lenght
AH-13-001	Falcon	460009	5936656	52+30N	2+58E	230	-60	117
AH-13-002	Falcon	459963	5936577	51+53N	2+15E	230	-60	90
AH-13-003	Falcon	459743	5934476	30+75E	0+83S	305	-50	111
AH-13-004	Falcon	459312	5933825	22+95E	1+30S	305	-60	108
AH-13-005	Falcon	459219	5933275	18+00E	3+85S	305	-60	303
AH-13-006	Eagle	458400	5932645	8+00E	0+95S	305	-50	222
AH-13-007	Eagle	458003	5932192	2+00E	0+50S	305	-55	153
AH-13-008	Eagle	456592	5928053	39+45W	13+85S	260	-50	144

molybdenite (AH2011TR-009) that returned a value of 0.3 % Cu / 6 meters. Another trench in 2012 performed 35 meters south of AH2011TR-009 also returned anomalous values of 0.19 % Cu / 4.5 m including. 0.58 % over 1 m.

This drillhole intersected an alternance of moderately deformed tonalitic orthogneiss mainly composed of plagioclase-biotite-quartz-kspar±magnetite±chlorite with pegmatite injection and local narrow volcanic mafic units. The tonalite is mineralized with traces to 2 % pyrite and traces to 1 % chalcopyrite. The end of the hole between 82.1 m and 117 m is mineralized with traces to 1 % chalcopyrite with local centimetre to decimetre scale patches containing 3-5 % of chalcopyrite. The mineralization occurs mostly as disseminated grains or within the pegmatite injection. The surface values obtained in trenches of 2011 and 2012 was repeated in the hole which returned values of ***1 g/t Ag and 0.14 % Cu over 4.1 m***. This intersection is associated with a meter scale disseminated mineralized tonalite characterized by the presence of remobilized chalcopyrite inside a pegmatite injection. Other isolated values were returned including ***1.05 g/t Ag and 0.18 % Cu over 2 m at 65.5 m*** and ***0.93 g/t Au over 1 m at 113 m***.

10.1.2 AH-13-002

Drillhole AH-13-002 was planned to test the extension of the North Falcon showing at depth. In 2011 this showing returned values of 0.2 % Cu / 9 meters in trench AH2011TR-005. This mineralized zone was found over 75 meters laterally and was still open at both ends. No IP response is associated with this mineralized horizon.

The North Falcon mineralized zone was intersected at a depth of 35 m and returned values of ***1.8 g/t Ag and 0.24 % Cu over 13.9 m*** . The mineralization is hosted by a tonalitic orthogneiss containing traces to 2 % chalcopyrite along the unit. The percentage of chalcopyrite is locally up to 5 % in decimetre-scale horizons. The mineralisation occurs mostly disseminated or in mm veinlets parallel to the gneissosity. Traces of molybdenite were also observed locally. This intersection confirmed the presence of the North Falcon zone at depth over a true thickness of 14 meters. This value in terms of volume or tonnage is the best intersection of the campaign.



Photo 7: Remobilized chalcopyrite inside a pegmatite injection in hole AH-13-002 at 47.8 m. This interval returned 1.8 g/t Ag and 0.24 % Cu over 13.9 m.

Mineralization intersected in this hole would have likely generated an IP response however the survey was done with a line spacing of 200 m. The North Falcon showing is located 50 meters south of the closest surveyed line (52+00 N). Since no IP anomaly can be observed along this line it is suggested that either the fertile horizon does not extend for more than 200 meters or that the mineralization does not strike N-S. Surface work has demonstrated that the structural grain in this area does in fact change from a N-S to a E-W strike just 400 meters north of the showing. However, trenching and prospecting has not yet found the extension of this mineralized horizon in both N/S and E/W direction suggesting that the mineralization over North Falcon has a limited extension.

10.1.3 AH-13-003

AH-13-003 was planned to test a mineralized horizon 800 meters northeast of the South Falcon showing. The main target was the trench AH2011TR-013 which returned values of **0.3 g/t Au, 3 g/t Ag and 0.3 % Cu / 8 m**.

The drillhole is characterized by thick units of tonalitic orthogneiss in contact with narrow mafic volcanic units. Two intersections worth mentioning returned values in the drillhole. The first one intersected at 55 meters returned values of ***0.14 g/t Au, 1.82 g/t Ag and 0.19 % Cu over 5.1 m.*** The mineralized intersection is characterized by a disseminated mineralization composed of 1-2 % chalcopyrite, 1 % pyrite and by traces of molybdenite. The mineralization is strongly associated with pegmatite injection which remobilized chalcopyrite. Inside these injections the percentage of chalcopyrite is locally up to 5 %. A weak to moderate pervasive potassic alteration is also observed within the interval. This

intersection as well as the anomalous values returned in hole AH-13-001 and AH-13-002 are all located at the contact with narrow units of strongly amphibolitised volcanic rocks. The other anomalous zone was intersected at a depth of 72 meters and the mineralization is hosted in a gneissic monzodiorite. This unit is richer in K-feldspar and has less quartz than the tonalite described in most of the hole. The mineralization is composed of 3 % chalcopyrite, 1-2 % pyrite and traces to 1 % molybdenite. The mineralization is once again concentrated and remobilized inside a pegmatite injection. An anomalous value of ***0.42 g/t Au, 6.1 g/t Ag and 0.71 % Cu over 4 m*** was returned from that hole. No alteration was observed within the intersection.

10.1.4 AH-13-004

This hole was planned to test the extension at depth of the South Falcon showing. The showing at surface returned values of **0.5 g/t Au, 21 g/t Ag and 3.7 % Cu / 0.5 m.** The hole is characterized by a tonalitic orthogneiss injected by 10 % of pegmatite. The alteration that was observed at surface and characteristic of the South Falcon showing is also observed locally in the hole and seems to be very substantial. In fact, a metasomatic tonalite characterized by a moderate to strong pervasive silicification occurs between 19 meters and 24 meters. Potassic alteration also occurs in mm veinlets of k-feldspar as well as a weak to moderate chloritisation. Mineralization composed of 2-3 % pyrite that occurs as disseminated grains was also observed associated with the alteration. This intersection in the drillhole section correlates with the South Falcon showing at surface and could be the same mineralized zone. Anomalous values of ***0.32 g/t Au, 0.83 g/t Ag over 3 m*** was returned from the zone. The same kind of alteration was also associated with the mineralization at surface.



Photo 8: Metasomatized tonalite in drillhole AH-13-004 interpreted as the possible South Falcon showing intersection. The interval is mineralizaed with 2-3 % pyrite.

Three other anomalous zones were intersected by the hole. The best one returned values of ***0.4 g/t Au, 2.7 g/t Ag and 0.46 % Cu over 2 meters*** at 71 m. All three values are associated with decimetre-scale quartz/pegmatite injections that concentrated the chalcopyrite.

10.1.5 AH-13-005

Drillhole AH-13-005 was completed on anomaly IP-5 found over 3 kilometers on the property and located near the contact of the intrusive and volcanic domains. This anomaly was tested at surface during the summer of 2012 by four trenches. Although the magnetite was observed inside the basaltic unit no substantial mineralization was described and could explained that high chargeable anomaly.

The IP remains unexplained at depth and hole AH-13-005 is characterized by an alternance of tonalitic orthogneiss crosscut by large units of pegmatite with minor units of mafic volcanic. These units of basalt contain traces to 2 % magnetite occurring in porphyroblasts. Mineralized basalt was intersected between 138.4 m and 146.9 m with 2-3 % pyrite and 2 % pyrrhotite. However, this mineralized intersection is 50 meters above the main target which was planned to be intersected at 200 meters. Even though the IP anomaly remains unexplained the amount of late pegmatite injection observed in the hole could suggest a "cannibalization" of the favorable mineralized unit. These pegmatite injections for the most part have sharp contacts with the tonalitic orthogneiss and are not mineralized. An isolated value of ***0.3 g/t Au, 1.8 g/t Ag and 0.14 % Cu over 1 m*** was returned from a tonalitic orthogneiss.

10.1.6 AH-13-006

This hole was planned to test anomaly IP-7 which was associated at surface with the Eagle showing (**0.2 g/t Au, 3 g/t Ag and 0.4 % Cu / 4 meters**). Drillhole AH-13-006 is located 250 meters south of the Eagle showing and had as its target a strongly chargeable and very conductive anomaly at 150 meters.

A mineralized zone characterized by stringers of pyrrhotite with local meter scale semi-massive to massive mineralization zones (refer to photo 9) was intersected between 61.3 m and 71.5 m. The massive zones are composed mostly of 30-40 % pyrrhotite, 2-5 % pyrite andtraces of chalcopyrite, sphalerite and arsenopyrite. The mineralization occurs associated with strongly silicified basalt composed of quartz, chlorite and amphiboles. The stringer zones were intersected at the beginning of the highly chargeable zone suggesting the presence of massive mineralization at greater depth corresponding to the core of the anomaly (around 150 meters). Unfortunately no other significant mineralization was intersected deeper in the hole. The mineralized intersection between 61.3 m and 71.5 m explained the targeted IP anomaly. This interval returns the best value of the Eagle area with ***0.76 g/t Au, 0.3 g/t Ag over 5.5 m at 66 m including 2.77 g/t Au and 1.1 g/t Ag over 1 m.*** This intersection most likely correlates with the fertile horizon of the Eagle showing located 250 meters north of the drillhole. The Eagle showing itself returned channel values of ***1 g/t Au / 9 meters*** in 2011.



Photo 9: Semi-massive mineralization at 68.10 m in hole AH-13-006 that has returned values of 0.76 g/t Au, 0.3 g/t Ag over 5.5 m including 2.77 g/t Au and 1.1 g/t Ag over 1 m. The mineralization is composed of 45 % pyrrhotite, traces of chalcopyrite and by 3 %pyrite.

Gneissic intrusive rocks were intersected at 148.6 m to the end of the hole at 222 meters indicating the presence of narrow stocks of volcanic rocks.

10.1.7 AH-13-007

Hole AH-13-007 was drilled over the same IP anomaly as AH-13-006, 600 meters to the southwest.

The hole targeted a strongly chargeable and conductive anomaly suggestive of a massive sulphide signature. The target was planned to be intersected at 100 meters. AH-13-007 is characterized between 41.3 meters and 128.9 meters by an alternance of volcanic mafic and felsic volcanoclastic rocks. These units are homogeneous and weakly mineralized. The rest of the hole ended in a tonalitic orthogneiss. Values of ***0.29 g/t Au, 0.2 g/t Ag over 4.9 m at 51.1 m*** were returned from this hole. A mineralized and metasomatised dacite of 1.2 m containing 7 % of pyrrhotite and 4 % pyrite was intersected at a depth of 127.7 m. This intersection returned a favorable chargeable response based on the physical properties that were determined from the core. This dacite could explain the anomaly. The intersection is thinner than the one cut by hole AH-13-006 suggesting that the mineralized intersection between 127.7 m and 128.9 m may occur at the edge of the anomaly.

10.1.8 AH-13-008

This hole was drilled on the southern edge of the property and targeted IP anomaly PP-28 in the fold nose where no outcrops were available.

The hole is characterized by an alternance of mafic and felsic volcanic rocks. Most of the hole is mineralized with 2-5 % of pyrite and pyrrhotite that is constant throughout the hole with local centimeter to decimeter patches containing 10-15 % pyrrhotite. The mineralization occurs mostly as disseminated grains or in mm stringers. No substantial values were returned from the hole and the IP is explained by the presence of the sulfides.

Table 6: List of all significant mineralized intervals in drilling obtained during summer 2013

Hole ID	From	To	Lenght	Sample #	Au (g/t)	Ag (g/t)	Cu (%)	Mo (%)	Values
AH-13-001	29,4	30,5	1,1	365937	0,03	1,2	0,147	0,0007	1 g/t Ag, 0,14 % Cu over 4,1 m
	30,5	32	1,5	365938	0,016	0,3	0,0545	0,0048	
	32	33,5	1,5	365939	0,078	1,7	0,207	0,0107	
	65,5	66,5	1	365957	0,074	1,1	0,197	0,0011	1,05 g/t Ag and 0,18 % Cu over 2 m
	66,5	67,5	1	365958	0,056	1	0,158	0,0015	
AH-13-002	35	36	1	366035	0,035	1	0,1885	0,0016	1,8 g/t Ag and 0,24 % Cu over 13,9 m
	36	37	1	366037	0,089	1,4	0,314	0,0154	
	37	38	1	366038	0,071	2,1	0,341	0,0272	
	38	39	1	366039	0,031	0,9	0,1	0,0485	
	39	40	1	366041	0,065	2	0,1915	0,0255	
	40	41	1	366043	0,115	2,1	0,335	0,0043	
	41	42	1	366044	0,136	3,4	0,446	0,0107	
	42	43	1	366045	0,106	2,4	0,299	0,0072	
	43	44	1	366046	0,072	1,7	0,28	0,0046	
	44	45	1	366048	0,084	1,5	0,1975	0,0067	
	45	46	1	366049	0,19	1,1	0,133	0,016	
	46	46,8	0,8	366050	0,026	0,4	0,0662	0,0008	
	46,8	47,8	1	366052	0,063	1,9	0,26	0,0031	
	47,8	48,9	1,1	366053	0,247	2,9	0,219	0,0012	
AH-13-003	55	56	1	366166	0,147	4,9	0,18	0,0041	0,14 g/t Au, 1,82 g/t Ag and 0,19 % Cu over 5,1 m
	56	57	1	366168	0,14	1,2	0,162	0,0077	
	57	57,9	0,85	366169	0,487	2,9	0,526	0,0029	
	57,9	59,2	1,35	366170	0,007	0,2	0,005	0,0001	
	59,2	60,1	0,9	366172	0,005	0,5	0,203	0,0093	
	72	73,3	1,3	366189	0,105	0,7	0,0753	0,0042	0,42 g/t Au, 6,1 g/t Ag and 0,71 % Cu over 4 m
	73,3	74,3	1	366190	0,797	15,1	1,795	0,043	
	74,3	75,2	0,9	366192	0,717	7,9	0,868	0,0128	
	75,2	76	0,8	366193	0,112	1,6	0,212	0,0042	

Hole ID	From	To	Lenght	Sample #	Au (g/t)	Ag (g/t)	Cu (%)	Mo (%)	Values
AH-13-004	18	19	1	366250	0,421	0,9	0,0112	0,0006	0,32 g/t Au, 0,83 g/t Ag over 3 m
	19	20	1	366252	0,375	1,1	0,0206	0,0006	
	20	21	1	366253	0,172	0,5	0,0201	0,0044	
	71	72	1	366301	0,663	4,6	0,834	0,0232	0,4 g/t Au, 2,7 g/t Ag and 0,46 % Cu over 2 m
	72	73	1	366303	0,135	0,8	0,0951	0,0013	
	84,9	86,3	1,45	366319	0,372	2,9	0,568	0,0484	0,26 g/t Au, 1,77 g/t Ag and 0,34 % Cu over 3,15 m
	86,3	87	0,7	366321	0,114	0,8	0,121	0,0096	
	87	88	1	366323	0,206	0,8	0,172	0,0067	
	103	104	1	366344	0,109	0,5	0,114	0,0012	0,15 g/t Au, 0,83 g/t Ag and 0,13 % Cu over 3 m
	104	105	1	366345	0,157	1,1	0,118	0,0005	
	105	106	1	366346	0,189	0,9	0,16	0,0042	
AH-13-006	36	37	1	366521	0,212	0,2	0,0252	0,0002	0,35 g/t Au, 0,37 g/t Ag over 3 m
	37	38	1	366522	0,297	0,7	0,0281	0,0005	
	38	39	1	366523	0,529	0,2	0,0032	0,0002	
	66	67,5	1,5	366546	2,3	0,2	0,0076	0,0002	0,76 g/t Au and 0,3 g/t Ag over 5,5 m
	67,5	68,5	1	366548	0,552	2,1	0,112	0,0005	
	68,5	70	1,5	366549	0,179	0,3	0,0159	0,0001	
	70	71,5	1,5	366550	2,77	1,1	0,0393	0,0003	
	172	173	1	366601	0,378	2,4	0,0538	0,0004	0,33 g/t Au, 1,45 g/t Ag over 2 m
	173	174	1	366603	0,276	0,5	0,0101	0,0002	
	193	194	1	366605	0,487	0,4	0,0096	0,0011	0,33 g/t Au, 0,35 g/t Ag over 2 m
	194	195	1	366606	0,179	0,3	0,0127	0,0002	
AH-13-007	51,1	52	0,9	366617	0,294	0,2	0,009	0,0001	0,29 g/t Au, 0,2 g/t Ag over 4,9 m
	52	53	1	366618	0,363	0,2	0,0236	0,0001	
	53	54	1	366619	0,18	0,2	0,0186	0,0001	
	54	55,2	1,2	366621	0,428	0,2	0,0291	0,0002	
	55,2	56	0,8	366623	0,113	0,2	0,0185	0,0001	

ITEM 11: SAMPLE PREPARATION, ANALYSIS AND SECURITY

11.1 Sample security, storage and shipment

Samples were collected and processed by Virginia personnel and contractors. They were immediately placed in appropriates sample bags, tagged and recorded with unique sample

numbers. Rocks sealed in plastic sample bags were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. Bags remained sealed until the ALS Chemex Val-d'Or personnel opened them at the laboratory.

All samples were initially stored at the campsite. Samples were not secured in locked facilities, this precaution deemed unnecessary due to the remote location of the camp. Rocks samples were then loaded onto a pickup truck for transport to Val-d'Or where Virginia personnel delivered them to the ALS Chemex sample preparation facility.

11.2 Sample preparation assay procedures

After logging in, the samples were crushed in their entirety at the ALS Chemex preparation laboratory in Val-d'Or to >70% passing 2 mm (ALS Chemex Procedure CRU-31). A 200- to 250-g sub-sample was obtained after splitting the finer material (<2 mm). The split portion derived from the crushing process was pulverized using a ring mill to >85% passing 75 µm (200 mesh - ALS Chemex Procedure PUL-31). From each such pulp, a 100-g sub-sample was obtained from another splitting and shipped to the ALS Chemex laboratory for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. The AU + SCANand WRC analytical packages have been used.

The Au + SCAN package includes Au, Ag, Al, As, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, K, Mg, Mn, Mo, Na, Ni, Pb, S, Sb, Sc, Sr, Ti, V, W, and Zn. All elements, except Au, were determined by the ME-ICP41 Procedure. Au was determined by the ME-AA23 Procedure. For the sample with the value higher than 10 g/t Au, the analysis was repeated with the ME-GRA21 Procedure.

The WRC package includes Au determined by AA23, Cu, Zn determined by AA45, Zn, Zr determined by XRF05 and SiO_2, Al_2O_3, Fe_2O_3, CaO, MgO, Na_2O, K_2O, Cr_2O_3, TiO_2, MnO, P_2O_5, SrO, BaO, LOI determined by XRF06.

For the Gole package, the base metals of economic interest (Ni, Cu, Co) and Ag were determined using ALS Chemex Geochemical Procedure ME-AA61, a four-acid digestion followed by atomic absorption spectrometry (AAS). The upper limit for the base metals determined by this method is 1%. Samples showing higher values were re-assayed using a 0.4-g aliquot and an AAS finish. The precious metals Au, Pt and Pd were determined by ALS Chemex Geochemical Procedure PGM-ICP23, a 30-g fire assay followed by ICP-AES finish. Elements of more general and geochemical interest such as Si, Al, Fe, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr and Ba were determined using ALS Chemex Geochemical Procedure ME-XRF06, a lithium metaborate fusion followed by XRF. Total sulfur was determined using a Leco sulfur analyzer (Geochemical Procedure S-IR08). The sample (0.5 to 5.0 g) is heated to approximately 1350ºC in an induction furnace while passing a stream of oxygen through the sample. Sulfur dioxide released from the sample is measured by an IR detection system and the total sulfur result is provided.

11.3 Assay procedures

11.3.1 Au-AA23 et Au-AA24

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead.

The bead is digested in 0.5 mL dilute nitric acid in the microwave oven, 0.5 mL concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards.

11.3.2 ME-GRA21

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents in order to produce a lead button. The lead button containing the precious metals is cupelled to remove the lead. The remaining gold and silver bead is parted in dilute nitric acid, annealed and weighed as gold. Silver, if requested, is then determined by the difference in weights.

11.3.3 ME-ICP41

A prepared sample is digested with aqua regia in a graphite heating block. After cooling, the resulting solution is diluted to 12.5 mL with deionized water, mixed and analyzed by inductively coupled plasma-atomic emission spectrometry. The analytical results are corrected for inter-element spectral interferences.

NOTE: In the majority of geological matrices, data reported from an aqua regia leach should be considered as representing only the leachable portion of the particular analyte.

11.3.4 ME-XRF05

A finely ground sample powder (10 g minimum) is mixed with a few drops of liquid binder (Polyvinyl Alcohol) and then transferred into an aluminum cap. The sample is subsequently compressed under approximately 30 ton/in2 in a pellet press. After pressing, the pellet is dried to remove the solvent and analyzed by WDXRF spectrometry for the following elements.

11.3.5 ME-XRF06

A calcinated or ignited sample (0.9 g) is added to 9.0g of Lithium Borate Flux (50 % - 50 % $Li_2B_4O_7$ – $LiBO_2$), mixed well and fused in an auto fluxer between 1050 - 1100°C. A flat molten glass disc is prepared from the resulting melt. This disc is then analysed by X-ray fluorescence spectrometry.

ITEM 12: DATA VERIFICATION

12.1 Channel sampling control:

A quality control procedure has been adopted for the channel sampling campaign in order to validate the laboratory results.

A minimum of two standard samples and one blank were added systematically for each batch of 20 channel samples collected. The quality control material is inserted randomly into the analytical sequence. Standards used were prepared and certified by OREAS, North Vic Australia. A total of three standards, Oreas 52 Pb, 53P, 54 Pa were used as copper and gold reference material. An uncertified material made of calcite was used as blank.

12.2 Drill sampling control:

A quality control procedure has been adopted for the drilling campaign in order to validate the laboratory results.

For the drilling procedure, two standard samples, one duplicate, one blank and a ¼ split were added systematically for each batch of 20 drill core samples collected. The quality control material is inserted randomly into the analytical sequence. Standards used were prepared and certified by WCM Minerals, British Colombia and by OREAS, North Vic Australia. A total of five standards, Cu-163, Cu-165 Oreas 50 Pb, 54 Pa and WRG-LG were used as copper and gold reference material. An uncertified material made of calcite was used as blank.

12.3 Quality assurance / Quality control (QA/QC)

12.3.1 Batch sampling procedures

Seven different certified standards (Certified Reference Materials) were used in the sample series. Standards were introduced alternately with blanks and duplicate conformably with the pattern observe at table 7 for channel sampling and table 8 for drilling.

Table 7: Batch sampling procedure for channelling.

	VIRGINIA	VIRGINIA MINES INC Date d'envoi:	
RANG	PROJET ASHUANIPI NUMERO DE BATCH : AH-A	Envoyé par: Pascal Simard Envoyé à: ALS Chemex,Val-d'Or,QC	
	Partie 2 - QC Positions NE PAS ENVOYER AU LABORATOIRE		
	# ECHANTILLON	PACKAGE : SMC	SAC #
1	366001	Au+Scan	1 de 1
2	366002	Au+Scan	1 de 1
3	366003	Au+Scan	1 de 1
4	366004	Au+Scan	1 de 1
5	366005	Au+Scan	1 de 1
6	366006	Au+Scan	1 de 1
7	366007	OREAS 52PB	1 de 1
8	366008	Au+Scan	1 de 1
9	366009	Au+Scan	1 de 1
10	366010	Au+Scan	1 de 1
11	366011	Blank	1 de 1
12	366012	Au+Scan	1 de 1
13	366013	Au+Scan	1 de 1
14	366014	Au+Scan	1 de 1
15	366015	Au+Scan	1 de 1
16	366016	OREAS 52PB	1 de 1
17	366017	Au+Scan	1 de 1
18	366018	Au+Scan	1 de 1
19	366019	Au+Scan	1 de 1
20	366020	Au+Scan	1 de 1

Table 8: Batch sampling procedures for drilling

RANG	VIRGINIA	VIRGINIA MINES INC Date d'envoi:	
	PROJET ASHUANIPI NUMERO DE BATCH : AH028	Envoyé par: Pascal Simard Envoyé à: ALS Chemex,Val-d'Or,QC	
	Partie 2 - QC Positions NE PAS ENVOYER AU LABORATOIRE		
	# ECHANTILLON	PACKAGE : Au+Scan	SAC #
1	366441	Au+Scan	1 de 1
2	366442	**duplicata du rejet de 366441**	1 de 1
3	366443	Au+Scan	1 de 1
4	366444	Au+Scan	1 de 1
5	366445	Au+Scan	1 de 1
6	366446	Au+Scan	1 de 1
7	366447	Oreas 50 Pb	1 de 1
8	366448	Au+Scan	1 de 1
9	366449	Au+Scan	1 de 1
10	366450	Au+Scan	1 de 1
11	366451	Blank	1 de 1
12	366452	Au+Scan	1 de 1
13	366453	Au+Scan	1 de 1
14	366454	Au+Scan	1 de 1
15	366455	Au+Scan	1 de 1
16	366456	Cu-165	1 de 1
17	366457	Au+Scan	1 de 1
18	366458	Au+Scan	1 de 1
19	366459	Au+Scan	1 de 1
20	366460	1/4 split de 366459	1 de 1

12.3.2 Certified Reference Materials (standards) validation

A total of 121 (16 Oreas 52 Pb, 10 Oreas 53 P, 5 Oreas 54 Pa, 22 Cu-163, 41 Cu-165, 17 Oreas 50 Pb, 7 Oreas 54 Pa and 3 WRG-LG) standards were inserted in the batch samples. The data verification was done using the Gold and Copper concentration for the Oreas standards and for the Gold, Silver, Copper and Molybdenum concentration for Cu-163 and Cu-165. For each standard, the comparison between the systematic measurement (analytical value) and the certified value of the standard has to be within three times the standard deviation of the population. Refer to appendix 8 for the complete list of standard validation graphs.

12.3.2.1 Oreas 52 Pb

All metal tenors for this standard fall inside the tolerance limit of $\pm 3\sigma$. Three samples, 367047 and 367056 and 367296, are at the limit or just over 2σ for the copper and gold values. However, they are not considered as outliers since they are all under or above three times the standard deviation. Overall, the level of precision is considered as acceptable since most of the results on the graph are defining a horizontal line close to the expected value.

12.3.2.2 Oreas 53 P

Metal tenors for gold and copper fall inside the tolerance limit of ±3σ. In fact they are all inside 2σ suggesting a good accuracy. The limited quantities (n = 10) of standard Oreas 53 P used during the campaign limits the conclusions and interpretation that can be made regarding the precision and accuracy of this standard.

12.3.2.3 Oreas 54 Pa

One sample (366727) was excluded and considered like an outliers. This sample is over the tolerance limit of 3σ for the copper tenor. However, that same sample falls inside 2σ for gold which do not require any corrective measure regarding the analytical laboratory.

12.3.2.4 Cu-163

This standard verification was done using Cu, Au, Mo and Ag. The four graphs demonstrate a good precision of the results define by a concentration of the analytical values close to the expected one (see graph appendix 8). One sample (366027) shows outlying results for Cu, Mo and Ag with tenors for these metals all under -3σ. The results for Mo show a good precision but an average to poor accuracy with values all located close to -2σ. This may indicate a bad calibration of the analytical device at ALS Chemex.

12.3.2.5 Cu-165

Metal tenors for copper, gold and silver fall inside the tolerance limit of ±3σ. Results for Mo appear to be lower than the standard values in most of the assays. This inaccuracy was also noticed for Cu-163 which may confirm the hypothesis of a bad calibration from the laboratory. In fact, most of the results for Mo are all under -3σ. However, the low Mo tenors do not have any effect on the evaluation of the Au-Mo mineralization on this project.

12.3.2.6 Oreas 50 Pb

All metal tenors for this standard fall inside the tolerance limit of ±3σ.

12.3.2.7 WRG-LG

WRG-LG is a low grade magmatic Ni-Cu-PGE sulphide certified reference material. It was used only three times at the end of the campaign. No conclusion can be made on this standard since it was used only three times.

12.3.3 Blank validation

A total of 60 blanks samples (15 for channelling and 45 for drilling) were inserted in the sample series. The blank used were white crushed marble purchased in a hardware store and is not certified material.

According to Belzile Solutions Inc (2010) in a document used during a short course given in Québec City in November 2012 by the *Ordre des géologues du Québec*, 80 % of the blank analytical results must be lower than twice the detection limits, <0.005 ppm Au. Therefore, the gold content should be less than <0.01 ppm Au to be considered acceptable. For the summer campaign, 98.3 % of gold content in blank samples analysed are under this acceptable limit so we can assume no detectable contamination in the laboratory. Only one sample (366551) exceeded the tolerance limit of 0.01 ppm Au. However, the content in gold is 0.084 ppm which is still under the economic cut-off on the Ashuanipi project. No re-assaying was done on the workorder associated with this sample.

12.3.4 Duplicates validation

A total of 44 duplicates were inserted in the drill batch samples. The data verification was done using the gold and copper concentration of each duplicate sample. The precision is evaluated by the following formula:

$$RPD = [(C1-C2) \div ((C1+C2)/2)] \times 100\%$$

Where:
C1=Concentration of the compound or element in the sample
C2=Concentration of the compound or element in the duplicate

The average Relative Percent Difference for gold and copper appears at the bottom of the table in appendix 10. Both RPD% for copper and gold are under 10 % which is the tolerance limit for duplicate. To support this fact and verify the accuracy of the results, HARD Diagram using RPD were realized. On these graph (Cu and Au) we can observe that in both case 90 % of the results have a relative difference lower than 20 %. In this case, the preparation protocol is considered to be good.

Scatter plots were also drawn (Q-Q plot) in order to compare both statistical series and the symmetry of the distribution. The scatter plot shows the concentration of gold in original sample versus the concentration of gold in duplicates distributed along a line X=Y. The distribution is well concentrated along the line with a regression coefficient R^2 for copper and gold of 0.98 and 0.95.

12.3.5 Quarter split validation

The quarter split validation was done using the same procedure used for duplicates. HARD diagrams as well as Q-Q plots were realized in order to validate the precision and accuracy of the data series.

The HARD diagram demonstrate for the gold and copper values that 90 % of the results have a relative difference lower than 20 % answering the tolerance limit. For the scatter plot, the regression coefficient for gold is very low (0.25). This can be explained by the nugget effect. The heterogeneity of the core sample for the original and quarter split can be very different from each other, knowing that gold and copper values are associated and

remobilized inside pegmatite injection on the Ashuanipi property. The regression coefficient for the copper tenors is 0.98.

ITEM 13: MINERAL PROCESSING AND METALLURGICAL TESTING

Not applicable for this report

ITEM 14: MINERAL RESSOURCE ESTIMATES

Not applicable for this report

ITEM 23: ADJACENT PROPERTIES

Not applicable for this report

ITEM 24: OTHER RELEVANT DATA AND INFORMATION

For detail information about the geophysical survey done during the 2013 winter, the reader may consult the respective technical reports. The IP survey was completed by Geosig Inc. (Levé de polarisation provoquée, Propriété Ashuanipi, MRC de Caniapiscau, Région du lac Contat, Québec; Tshimbalanga S.).

ITEM 25: INTERPRETATION AND CONCLUSION

Falcon Area

During the 2013 drilling campaign, 426 meters of drilling was completed over the Falcon area. The four holes drilled over North and South Falcon confirmed the presence of mineralization at depth.

The values intersected at surface in the North Falcon and South Falcon showings were repeated at depth (***1.8 g/t Ag and 0.24 % Cu over 13.9 m***). The type of mineralization and grades intersected in the first four holes is consistent with a porphyry type mineralization. In fact these low grades tenors (around 0.2 % Cu) are typical of Au-Mo-Cu porphyry mineralization, however the huge tonnage associated with these mineralization is not characteristic of the Falcon area. Even with limited drilling, several factors raise doubts regarding the potential of the area.

First of all, no IP anomalies are associated with the North and South Falcon showings. Both showings occur between two surveyed lines (IP survey with measurements along line spaced 200 m apart) which meaning that these two zones were not surveyed directly by the geophysics. This suggests that the mineralized axis is either not striking NE/SW or that the mineralization has no extension. In the case of South Falcon, geological mapping confirmed the fact that the mineralization is indeed striking NE/SW. The North Falcon

showing is more problematic due to its location. The structural grain in the area does in fact change from N/S to E-W direction 400 meters to the north. However, detailed prospecting and trenching has not yet found any extensions to the mineralized horizon. Ultimately, the limited IP axes that are found on the Falcon area as well as the discontinuity of these anomalies are not favorable geophysical characteristics in terms of finding high mineralization tonnage.

Secondly, the whole-rock data collected at surface over the past years does not seem to indicate the presence of any alteration associated with the mineralization. Porphyry-type hydrothermal alteration usually exhibits significant alteration zones or zonation associated to mineralization. This was also the case at surface, were little alteration were observed. Weak to diffuse potassic and epidote alteration were observed at South Falcon, however no weight gain is observed for K_2O in the Falcon area confirming that k-feldspar (pinkish colored) observed on South Falcon is compositional rather than an alteration mineral.

In summary, drilling in the Falcon area has allowed us to confirm several hypotheses regarding the geological context at Falcon. The type of mineralization and grades intersected in the four drillholes is consistent with other known porphyry-type mineralization around the world. Drilling as well as surface work seem to suggest that the mineralization is limited due to its sporatic nature. However, the remobilization of the mineralization observed in the drillholes as well as the weakly-dipping geology makes it difficult at surface to follow the mineralization horizon.

Eagle Area

A total of 822 meters was drilled in the Eagle area and on the southern part of the property.

The mineralization that was observed on the Eagle showing in 2008 that returned anomalous values extends at depth and was intersected over 10.2 meters in hole AH-13-006. Of note is the gold values returned from the hole, ***0.76 g/t Au over 5.5 m***. The same type of grade was also returned from the surface showing with a mineralized envelop that returned 1 g/t Au over 9 meters. The "high" content in gold, which exceed the associated combined Cu, Ag and Cu tenors, is common in certain VMS deposits found in the Rouyn-Noranda and Cadillac districts (Horne and Laronde mines). Although the values for gold are close to 1 g/t Au, local gold values are up to 5.6 g/t Au over 1 m in trench AH2011TR-023 and 2.3 g/t Au over 1.5 m in hole AH-13-006 which is in the same order of grade found at the Laronde (Penna) mine. The mineralogical assemblage associated with the gold-bearing zone is also characteristic of the assemblage observed in other known occurrences. The semi-massive to massive mineralization intersected in hole AH-13-006 occurs in a strongly silicified volcanic felsic rock which is also characteristic of Au-VMS in metamorphosed terranes.

Even if the Eagle horizon was not intersected in hole AH-13-007 located 600 meters south-west of hole AH-13-006, the mineralized horizon seems to be associated with a long IP axis. Other values intersected in trenches of 2012 confirm the fact that the gold fertile horizon extends to the south ***(0.34 g/t Au / 11 m and 0.96 g/t Au / 4 m including. 3.03 g/t***

Au / 1m) of Eagle. Disseminated to locally semi-massive mineralization intersected in drillhole AH-13-008 in the fold hinge also confirms the potential and continuity of the mineralization in the area.

Peacock area

This area has been the subject of prospecting work since 2007. Several showings of lead, copper, silver and gold were discovered in the sector. The 2013 prospecting and trenching program focused on this area and resulted in the discovery of new anomalous gold values.

Two co-existing types of geological setting were noted in this sector, although due to the nature of the information collected over the past years it is difficult to establish a correlation between the two.

The gold found in the northern part of the grid is associated with strongly magnetic intermediate to mafic volcanic rocks. The gold mineralization, composed of pyrrhotite, pyrite and chalcopyrite, is associated in most cases to altered andesite to basalt. In the field this alteration was described as a calc-silicate alteration mostly characterized by quartz-carbonate injections surrounded by calcic amphiboles. The lithogeochemistry of these rocks support that idea that CaO and SiO2 mass increases occurred. The CaO mass gain corroborates the observation of actinolite in the field and could explain why these rocks fall in the field of altered rock in an alteration box plot diagram (Large et al., 2001). An important Fe2O3 mass gain is also observed for some of these samples, which is mainly due to the presence of magnetite in the andesite and basalt. The density of whole rock samples that was measured during the 2013 campaign limits the conclusions that can be made regarding possible alteration processes, however the proximities of the altered samples on the box plot demonstrate a geochemical similarity between some samples suggesting the presence of a significant alteration system.

In the southern part of the grid, located 1.6 km south of the gold values, anomalous zinc and lead tenors were returned from large-scale alteration zone associated with a disseminated to locally semi-massive mineralization. The semi-massive mineralization is mostly composed of pyrrhotite with minor pyrite and sphalerite. The type of grade and metals (Zn-Ag) returned from the alteration zone may indicate a more marginal and distal facies. The geochemical characteristic of a couple of samples that were taken from the alteration zone suggests that these samples have an exhalative affinity adding to the hypothesis of a distal zone.

Work done during the 2013 campaign has allowed the definition of a new mineralization area. Trenching and prospecting helped us understand the mineralized context and geological features of the sector. In summary, the Peacock area is similar to Eagle in regards to the type of mineralization and grades returned from past campaigns. Just like Eagle, the Peacock area is characterized by a semi-massive mineralization associated to altered felsic rock. The gold values returned from the northern part of the Peacock grid which were associated with calc-silicate were also observed south of Eagle. In fact, trenches from 2012 returned gold values from quartz-actinolite injections. (***0.96 g/t Au / 4m***

inc. 3.03 g/t Ag / 1 m). Even though grades over the area are not spectacular, the 2013 campaign confirmed the excellent potential of the area.

ITEM 26: RECOMMENDATIONS

Due to the mixed results obtained from the drilling campaign over the Falcon area no further work is recommended. As for the Eagle area, interesting gold values intersected at depth near the Eagle showing demonstrates that the gold potential for this area is still good. Extra holes could be drilled in this area and especially directly beneath the Eagle showing (1 g/t Au over 9 m) as well as a follow up of drillhole AH-13-006. It would also be useful to carry out a Pulse EM survey within the hole to follow-up the mineralization, especially since the resistivity inversion indicates more conductive material at depth.

Extra work is proposed over the Peacock area considering the success of the 2013 campaign. A prospecting and trenching program is proposed with the systematic mapping of the grid and a trenching campaign based on the IP anomalies that remain unexplained. Several IP axes in the northern part of the grid are believed to be associated to the gold mineralization. This is also the case in the southern part of the grid where geophysical anomalies have similar characteristics to the IP anomaly associated with the massive mineralization. In addition, a regional till survey would be useful for developing new exploration targets. Therefore, a till survey with a line spacing of 1 km and till samples at 250 m.

The continuation of the 2013 IP survey to the north is also proposed to cover the high mag anomaly at the northern end of the property. This high mag is associated with the auriferous volcanic unit in the north and the mag survey suggests the continuation of the unit. The same configuration that was used in 2013 is proposed, a Pole-Dipole with a line spacing of 200 m.

ITEM 27: REFERENCES

BEAUMIER, M., 1987. Géochimie des sédiments de lac, région de la rivière Caniapiscau. Ministère de l'Énergie et des Ressources, Québec; DP 86-23.

BÉLANGER, M., 1987. L'or dans la région de Schefferville. Ministère de l'Énergie et des Ressources, Québec; PRO 86-23.

CHARTRAND, F. et GAUTHIER, M., 1995. Cadre géologique et potentiel minéral des roches archéennes du bassin de La Grande Rivière, Bais James. Ministère des Ressources naturelles; PRO-95-06.

CHEVÉ, S., 1991. Contexte géologique et métallogénique des minéralisations aurifères de la partie nord-est de la Sous-province d'Ashuanipi, Nouveau-Québec. Ministère de l'Énergie et des Ressources, Québec. Résumés des conférences, Séminaire d'information 1991; DV 91-26, pages 39-41.

CHEVÉ, S.R. et BROUILLETTE, P., 1995. Géologie et métallogénie de la partie nord-est de la sous-province d'Ashuanipi (Nouveau-Québec). Ministère des Ressources naturelles; MM 95-01.

CHOINIÈRE, J., LAMOTHE, D. et CLARK, T., 1995. Cibles d'exploration géochimiques dans le Moyen-Nord québécois, secteur Caniapiscau-Ashuanipi. Ministère des Ressources Naturelles, Québec; PRO-95-05.

EADE, K.E., 1966. Fort George River and Kaniapiskau River (west-half) Map-Areas, New Quebec. Geological Survey of Canada; Memoir 339, 84 pages.

FAHRIG, W.F., 1967. Shabogamo Lake Map-area, Newfoundland-Labrador an Quebec, 23GE1/2. Geological Survey of Canada ; Memoir 354, 23 pages.

GRENIER, L., LÉVESQUE, J-A. Technical report and recommendations, reconnaissance and trenching program, Ashuanipi project., 2012, 108 pages.

GRENIER, L., SIMARD, P., BOIVIN, J-F. and ARCHER, P. Rapport technique et recommendations, rapport 43-101, programme de décapage mécanique et de reconnaissance, projet Ashuanipi., 2011, GM 65699, 276 pages

HURTUBISE, E., 2011. Cartes statistiques des ré-analyses géochimiques 2010 du levée de sédiments de fond de la de Fermon, MRC de Caniapiscau, Côte-Nord, Québec. GM 65580, 42 pages.

JAMES, D.T., 1997. Geology of the Archean Ashuanipi Complex, Western Labrador. Newfoundland. Department of Mines and Energy ; Report 97-2, 27 pages.

LAPOINTE, B., 1989. Géologie de la région du lac Lilois, Territoire du Nouveau Québec. Ministère de l'Énergie et des Ressources du Québec ; ET 88-11, 38 pages.

LAVOIE, J., GRENIER, L. et ARCHER, P. Rapport technique et recommandations, rapport 43-101, programme de reconnaissances, projet Ashuanipi, 2008, GM 64500, 112 pages.

LAVOIE, J. et ARCHER, P. Rapport technique et recommandations, programme de reconnaissance projet Ashuanipi, 2007 ; GM-63274, 72 pages.

LECLAIR, A.D., LAMOTHE, D., CHOINIÈRE, J., DION, D.J. et PARENT, M., 1997. Regional setting of high-grade Archean rocks in the Ashuanipi Subprovince, southeastern Superior Province. Geological Association of Canada, Program with Abstracts ; Volume 22, page A86.

LECLAIR, A.D., LAMOTHE, D., CHOINIÈRE, J. et PARENT, M., 1998. Géologie de la région du lac Bermen (SNRC 23F). Ministère des Ressources naturelles, Québec; 40 pages.

MORITZ, R.P. and CHEVÉ, S.R., 1992. Fluid inclusion studies of high-grade metamorphic rocks of the Ashuanipi complex, eastern Superior Province : constraints on the retrograde P-T path and implication for gold metallogeny. Journal canadien des Sciences de la Terre, volume 29, pages 2309-2327.

PARENT, M., 2011. Compilation géochronologique U-Pb des sous-provinces d'Ashuanipi, d'Opinaca, d'Opatica et de La Grande. GM 65524, 13 pages.

PERCIVAL, J.A., MORTENSEN, J.K., STERN, R.A., CARD, K.D. and BÉGIN, N.J., 1992. Giant granulite terranes of northeastern Superior Province: the Ashuanipi complex and Minto block. Journal canadien des Sciences de la Terre; volume 29, pages 2287-2308.

PERCIVAL, J.A., 1993. Géologie, complexe d'Ashuanipi, région de Schefferville, Terre-Neuve-Québec. Comission géologique du Canada ; Carte 1785A, échelle 1 :125 000.

PERREAULT, S., 1994. Géologie de la région du lac Gensart. Ministère des Ressources naturelles, Québec ; MB 94-33.

POULSEN, K.H., ROBERT, F., DUBÉ, B., 2000. Geological classification of Canadian gold deposits; 106 pages.

SDBJ, 1978. Cartes géochimiques des sediments de lac de la region de la Baie James. Ministère des Ressources naturelles, Québec ; GM-34039.

SHARMA, K.N.M., 1996. Légende générale de la carte géologique ; édition revue et augmentée. Ministère des Ressources Naturelles ; MB 96-28.

ST-HILAIRE, C., 2011. Helliborne high resolution aeromagnetic survey, Escale, Nichicu, Trieste and Ashuanipi properties. GM 65712, 28 pages.

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Date and signatures page

CERTIFICATE OF QUALIFICATIONS

I, *Pascal Simard*, resident at 1492 4e Avenue Québec, Qc, G1J 3B8, hereby certify that:

- I am presently employed as a Project Geologist with Virginia Mines inc., 300 St-Paul, bureau 200, Québec (Québec), G1K 7R1.
- I have received a B.Sc. in Geological Engineering in 2008 from the Université du Québec à Chicoutimi.
- I have been working as a geologist in mineral exploration since 2008.
- I am a professional geologist presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 5002937.
- I am a qualified person with respect to the Ashuanipi Project in accordance with section 5.1 of the national instrument 43-101.
- I supervised and visited the region in 2010 and 2012.
- I am responsible for writing the present technical report in collaboration with the other author, utilizing proprietary exploration data generated by Mines Virginia inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Mines Virginia inc.
- I have been involved in the Ashuanipi project since 2010.
- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec City this 7th day of January 2014.

Pascal Simard, B.Sc., Ing. Geo.

CERTIFICATE OF QUALIFICATIONS

I, *Simon Hebert*, resident at 1340 rue d'Edimbourg, Quebec, Qc, G3J 0H2, hereby certify that:

- I am presently employed as a Geologist in training with Virginia Mines Inc., 300 St-Paul, bureau 200, Québec (Québec), G1K 7R1.
- I receive a B.Sc. in Geology in 2013 from *Université Laval*
- I have been working as a mineral exploration geologist since 2012.
- I am a professional geologist presently registered to the board of the *Ordre des Géologue du Québec*, member number 1777.
- I have worked on the property during the 2012 and 2013 summer programs.
- I am responsible for writing the present technical report in collaboration with the other author, utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an « independent qualified person » relative to the issuer being a direct employee of Virginia Mines Inc.
- I am involved in the Ashuanipi project since June 2012.
- I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec City this 7th day of January 2014.



Simon Hébert, géo.stag.

CERTIFICATE OF QUALIFICATIONS

I, *Paul Archer*, resident at the 4772 rue du Courlis, St-Augustin-de-Desmaures, Qc, G3A 2B5, hereby certify that:

- I am presently the Vice President, Exploration with Mines Virginia inc., 300 St-Paul, bureau 200, Québec (Québec), G1K 7R1.
- I received a B.Sc. in Geological Engineering from the Université du Québec à Chicoutimi in 1979 and a M.Sc.A. in Earth Sciences from the Université du Québec à Chicoutimi in 1982.
- I have been working as a professional geologist in exploration since 1980.
- I am an active professional engineer in geology presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 36271.
- I am a qualified person with respect to the Ashuanipi Project in accordance with section 5.1 of the national instrument 43-101.
- I have already visited the immediate region where the exploration activities were undertaken during summer 2007.
- In collaboration with the authors, I am responsible for supervising the present technical report, utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or change, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Virginia Mines inc.
- I have been involved in the Ashuanipi project since 2007.
- I read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Québec city this 9th day of January 2014.

"Paul Archer"

PAUL ARCHER

Paul Archer, M.Sc., P. Eng.

PAUL ARCHER

QUÉBEC

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